FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, R L Pennant-Rea
†
, P J Ryan, M A Sosnovski°, S Stefanovich°,T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.Bodasing@goldfields.co.za
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A R E L E A S E
APPOINTMENT OF TWO NON-EXECUTIVE
DIRECTORS
Johannesburg, February 17, 2006. In terms of Section 3.59 of the
Listings Requirements of JSE Limited, the Board of Gold Fields
Limited (Gold Fields) (NYSE: GFI; JSE: GFI) is pleased to announce that Mr Donald Ncube and Mr John Hopwood has been appointed
non-executive directors of the company with immediate effect.
Mr Donald Ncube (58 years) is a director of Lungisa Investment
Holdings (Pty) Limited, which was created on the unbundling of the
Real Africa Group. Formerly, Mr Ncube was a director of Anglo
American Industrial Corporation and an alternate director of Anglo
American Corporation of South Africa Limited. Mr Ncube holds an MSc
Manpower Studies - University of Manchester in England, Post Grad
Dip Labour Relations – Strathclyde University in Scotland and BA
Economics and Political Science from Fort Hare University.
Mr John Hopwood (57 years) was a director of Ernst & Young
Corporate Finance and Head of the Mergers and Acquisitions division and is now retired. Formerly, Mr Hopwood was an executive director of
Gold Fields of South Africa Limited – corporate finance and non-
technical services and held various positions in the coal, base metals and platinum operations. Mr Hopwood holds a B.Com C.A. (SA).
The Board welcomes them to the Gold Fields Group and looks forward to their valuable contribution.
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and
Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold
Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss
Exchange. All of Gold Fields' operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration, development and production company. At its
95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day
Choco 10 operation commenced commercial production in August 2005. Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco 10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold Fields Limited.
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 17 February 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs